EXHIBIT (a)(1)(H)

[FORM OF ELECTRONIC OR FASCIMILE CONFIRMATION OF PARTICIPATION IN THE OFFER TO EXCHANGE]

[Communication to be in email or facsimile format]

To: [option holder]

Confirmation of Participation in Exchange Offer

This message confirms that on December 11, 2002, Finisar Corporation canceled the Eligible Option(s) and Required Option(s) which you tendered for exchange under your Election Form, as indicated on the attached Personnel Option Status report.

Finisar Corporation will grant you a new option to purchase the same number of shares for each old option canceled, with the terms and conditions described in the Offer to Exchange, on or promptly after June 12, 2003, subject to your continued employment with Finisar and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Shelby Palmer, Stock Plan Manager, by e-mail at shelby.palmer@finisar.com or by telephone at (408) 542-4140.

Thank you